PLATINUM GROUP METALS LTD.

Voting Results for the Annual Meeting of Shareholders

Held on Tuesday, January 12, 2010

To: The Applicable Securities Commissions

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual meeting of shareholders (the “AGM”) of Platinum Group Metals Ltd. (the “Company”) held on Tuesday, January 12, 2010.

1.

Election of Directors

At the AGM, management of the Company presented to the shareholders its nominees for directors. According to proxies received and vote by show of hands, the following individuals were elected as directors of the Company until the next AGM:

Name	Votes For	Votes Withheld
R. Michael Jones	41,704,707	94,010
Frank R. Hallam	35,512,830	6,285,887
Iain D.C. Mclean	41,759,117	39,600
Barry W. Smee	41,753,917	44,800
Eric H. Carlson	41,751,517	47,200

2.

Appointment of Auditors

At the AGM the shareholders were asked to approve the appointment of PricewaterhouseCoopers LLP as the Company’s auditor and to authorize the directors to fix the auditor’s remuneration. According to proxies received and vote by show of hands, PricewaterhouseCoopers LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration based on the following results:

Votes For	Votes Withheld
50,439,685	39,269

3.

Re-Approval of Stock Option Plan

At the AGM the shareholders were asked to re-approve the Company’s stock option plan as follows:

(a)

all unallocated options under the Company’s stock option plan be and are hereby approved;

(b)

the Company have the ability to continue granting options under the Stock Option Plan, until January 12, 2013, a date that is three (3) years from the date where shareholder approval is being sought; and

(c)

any director or officer of the Company be and is hereby authorized to do such things and to sign, execute and deliver all documents  that such director or officer may, in his or her discretion, determine to be necessary in order to give full effect to the intent and purpose of this resolution.

By a vote by ballot, the shareholders approved an ordinary resolution ratifying the Company’s stock option plan with the following results:

Votes For	Votes Against
26,762,960	15,035,757